

February 10, 2011

Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
252 West Cottage Avenue
Sandy, UT 84070

      Re: **Uplift Nutrition, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              File No. 000-52890

Dear Mr. Lewis:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                /s/ Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services